November 8, 2019

Jason Wang
Chief Financial Officer
Fincera Inc.
27/F, Kaiyuan Finance Center, No. 5, East Main Street
Shijiazhuang, Hebei
People's Republic of China

       Re: Fincera Inc.
           Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2018
           Response Dated October 10, 2019
           File No. 001-34477

Dear Mr. Wang:

       We have reviewed your October 10, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2019 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2018

Consolidated Balance Sheets, page F-2

1. We note from your response to comment 6 that your Loans, Net amounts reported at
      December 31, 2018 and 2017 include loans that you intended to sell. Please explain how your accounting treatment, presentation, and related disclosures for the loans you intended to sell is consistent with ASC 310-10 (loans held for sale). In addition, for those those loans that you did not intend to sell (including non-performing loans), if any, explain how you considered ASC 310-30 in your accounting treatment. Please advise or revise as necessary.
2. We also note from your disclosure on page F-25 that your other financing receivables, net were sold to CeraVest investors after July 2017. Similar to our comment above, please
 Jason Wang
Fincera Inc.
November 8, 2019
Page 2
         explain how your accounting treatment, presentation, and related disclosures for the other financing receivables that you intended to sell was consistent with ASC 310-10 (loans held for sale) and ASC 860 Transfers and Servicing.
Notes to the Consolidated Financial Statements
Note 5 - Loans, Net, page F-23

3.       We note from your response to comment 7 and your disclosure on pages
35 and 36
         that the CeraVest loan portfolio includes three separate and distinct loan categories (i.e.,
         Quinying (30-day lines of credit), Yueying (180-day term loans), and Zhongying
         (installment loans). Please revise your future filings here and elsewhere, as applicable
         (e.g., on pages F-25 (Note 6 - Other Financing Receivables, Net) and F-26 (Note 7 -
         Long-Term Loans, Net)) to disaggregate your ASC 310 disclosures (i.e., loan disclosures, allowance for loan loss disclosures, and troubled debt restructuring disclosures) and provide this information at a more granular level.
4. We note your response to comment 8. Please revise your disclosure in future filings (e.g., at the bottom of page F-24) to clearly label those loans under ASC 310-40 and the related disclosures as troubled debt restructurings.
5. We note your response to comment 9 and that you determined a guaranty liability under
         ASC 460 was not required for those loans sold to investors on your P2P platform in 2017.
         However, it is not clear from your response how you determined it was appropriate under
         U.S. GAAP to reclassify the related provision (i.e., allowance for loan losses) to accrued marketing costs after the loans were sold. In addition, regarding the sale of loans, tell us what consideration you gave to the applicability of ASC 860 Transfers and Servicing and provide us with your accounting analysis. Please advise or revise as necessary.
      You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Hugh West,
Accounting Branch Chief, at 202-551-3872 with any questions.



FirstName LastNameJason Wang                                   Sincerely,
Comapany NameFincera Inc.
                                                               Division of
Corporation Finance
November 8, 2019 Page 2                                        Office of
Finance
FirstName LastName